COMMISSION FILE NUMBER: 000-30392


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2008

                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

                       [ ] Transition Report on Form 10-Q

                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Environmental Solutions Worldwide, Inc.
Full Name of Registrant:

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Former Name if Applicable

335 Connie Crescent Court
Address of Principal Executive Office (Street and Number)

Concord, Ontario, A6 L4K 5R2
City, State (Province) and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form 10-K for the year ended December 31, 2008 could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to finalize its financial data within the prescribed period. The Registrant's audit firm is currently completing its reviews of the filing, the registrant anticipates that it will file its 10K report before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Praveen Nair                905               695-4142
                    (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [x] Yes     [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
         the subject report portion thereof? [x] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In fiscal 2008, the Company focused its efforts on developing the next generation of diesel catalyst products to meet new regulations. The Company experienced a decline in revenue in fiscal year 2008 of $8,425,298 which was attributed in part to the fact that the Company did not have repeat sales of its shroud Scat-R-shield(TM) to the U.S. military. In fiscal 2007, the Company had revenues of $7.4 Million from military sales of its Scat-R-shield. Revenues for the year ended December 31, 2008 decreased to $885,206 from $9,310,504 for the year ended December 31, 2007. The net loss for the year ended December 31, 2008 amounted to $7,091,252 (2007 - net loss of $2,163,621).

                     ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 31, 2009                     By: /s/Praveen Nair
                                                ---------------
                                                Praveen Nair,
                                                Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).